EXHIBIT 99.1

Yamana Gold Declares Fourth Quarter Dividend

TORONTO, Oct. 25, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) declares a fourth quarter 2018 dividend of $0.005 per share.  Shareholders of record at the close of business on December 28, 2018, will be entitled to receive payment of this dividend on January 11, 2019.  The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com